Exhibit 12.1

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Pre-tax income from continuing operations	$162,720	$228,952	$245,951	$270,716	$193,109

(Income) or loss from equity investees	-	522	864	(367)	(994)

Pre-tax income from continuing operations before
(income) or loss from equity investees	162,720	229,474	246,815	270,349	192,115

Fixed charges	698,251	716,619	697,006	541,750	388,554

Distributed income of equity investees	-	-	-	780	1,532

Interest capitalized	(2,723)	(2,203)	(8,414)	(3,749)	(1,714)

Income attributable to the noncontrolling interest
in a partnership	(2,643)	(16,678)	(7,994)	(3,044)	(2,398)

Total earnings	$855,605	$927,212	$927,413	$806,086	$578,089

Ratio of earnings to fixed charges	1.23	1.29	1.33	1.49	1.49

NOTE:  The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.